Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:	General Motors Corporation

Commission File No.: 001-00043

News For Release May 15, 2009	General Motors Corporation	GM Communications Detroit, Mich., USA media.gm.com

GM Publishes Supplemental Exchange Offer Prospectus

DETROIT – General Motors (NYSE: GM) today obtained United Kingdom Listing Authority (UKLA) approval for a European prospectus supplement relating to its exchange offers for $27 billion of its unsecured public notes and the related consent solicitations that were commenced on April 27, 2009. The European prospectus supplement updates GM’s European prospectus for the exchange offers and contains a US prospectus supplement that was filed with the US Securities Exchange Commission yesterday.

The European prospectus supplement includes:

•	GM’s unaudited historical and unaudited pro forma financial data for the first quarter of 2009 and GM’s pro forma financial data for the year ended December 31, 2008;
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GM’s updated historical financial data for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 reflecting a change in the organization and presentation of financial information and the adoption of certain accounting pronouncements;

•	Additional disclosures relating to the forbearance, waiver and extension provisions for the 1.50% Convertible Series D Senior Debentures tendered in the exchange offers;
•	Updated disclosure relating to withdrawal rights;
•	Updates for recent GM business developments;
•	Updated disclosures relating to bankruptcy alternatives that GM is considering in the event that it does not receive prior to June 1, 2009 enough tenders of notes to consummate the exchange offers;
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Additional disclosures relating to the calculation of the maximum number of shares of GM’s common stock to be issued to the U.S. Treasury and the UAW healthcare VEBA in connection with the exchange offers; and

•	An updated list of documents filed with the Securities and Exchange Commission that are incorporated by reference in the European prospectus.

Except for the changes described in the European prospectus supplement, all other terms of the exchange offers remain the same as in the European prospectus.

The European prospectus supplement is being passported under European regulations to Austria, Belgium, France, Germany, Luxembourg, the Netherlands and Spain. If you are a resident in countries other than the above, the United States or the United Kingdom, you may or may not be eligible to participate in the exchange offers and consent solicitations pursuant to the laws of the country in which you reside. Please contact D.F. King, the Solicitation and Information Agent whose contact details are set out below, to assist you in determining your eligibility to participate in the exchange offers and consent solicitations.

For More Information Regarding the Exchange Offer

The exchange offers and consent solicitations are being made to holders of GM’s outstanding unsecured notes upon the terms and subject to the conditions set forth in the European prospectus dated April 27, 2009 (as amended and supplemented), including any documents incorporated by reference into the European prospectus, as approved by the UKLA on April 27, 2009, as competent authority under EU Directive 2003/71/EC and the Registration Statement on Form S-4 dated April 27, 2009 (as amended and/or supplemented), which includes a combined prospectus and proxy statement and information in accordance with the disclosure requirements of the tender offer rules of the Securities and Exchange Commission (“SEC”), and the related letter of transmittal (or form of electronic instruction notice, in the case of notes held through Euroclear or Clearstream), as also reflected in the Tender Offer Statement on Schedule TO dated and filed with the SEC on April 27, 2009 (as amended and/or supplemented), as each may be amended from time to time (collectively the “US Exchange Offer Documents”). GM strongly encourages you to carefully read the European prospectus (as amended and supplemented) and the documents relating to the exchange offers and consent solicitations that have been filed (or will be filed) with the SEC, because they contain important information regarding the proposed transaction.

The prospectus contains or incorporates by reference important information which should be read carefully before any decision is made to participate in the exchange offers and consent solicitations. Noteholders in Italy, France, Germany, Belgium, the Netherlands, Luxembourg, Austria, Switzerland, Spain and the United Kingdom (and certain other qualifying holders in other jurisdictions) may access the European prospectus for free at GM’s website at www.gm.com/corporate/investor_information. Noteholders can access free copies of the US Exchange Offer Documents at the SEC’s website (at www.sec.gov). Any requests for copies of the European Prospectus, the Schedule TO or related materials should be directed to D.F. King (Europe) Limited, the Solicitation and Information Agent, by mail at One Ropemaker Street, London EC2Y 9HT, by telephone: Banks and Brokers call: +44 20 7920 9700. All others call toll free: 00 800 5464 5464 or email: gm@dfking.com.

GM and its directors and executive officers and other members of management and employees may be deemed participants in the solicitation of proxies with respect to the consent solicitations. Information regarding the interests of these directors and executive officers in the consent solicitations is included in the documents described above. Additional information, including information regarding GM’s directors and executive officers, is available in GM’s Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009 and can be obtained without charge at www.sec.gov.

Cautionary Statement

A registration statement relating to the securities offered in the exchange offers has been filed with the SEC but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The exchange

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offers and consent solicitations are not being made to (nor will tenders be accepted from or on behalf of) holders of notes in any jurisdiction where the offers or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction.

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

The exchange offers and consent solicitations are only being made in Europe pursuant to the above mentioned European prospectus. The exchange offers and the consent solicitations are not being made to (nor will tenders be accepted from or on behalf of) holders of notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the offers to be made by a licensed broker or dealer, the offers will be deemed to be made on behalf of GM by one or more of the dealer managers, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Offers to holders in the United Kingdom, Austria, Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and Switzerland will be made by the European prospectus, which indicates on the front cover thereof that it can be used for such offers. Outside of these jurisdictions (and the United States) only non-U.S. qualified offerees are authorized to participate in the exchange offers and consent solicitations. If you are outside of the above jurisdictions (and the United States and Canada), you are only authorized to receive the European prospectus.

Forward Looking Statements

This document contains “forward-looking statements.” Such statements are based on the current expectations and assumptions of GM management, and as such involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those now anticipated — both in connection with the proposed exchange offers and consent solicitations, and GM’s business and financial prospects — including (without limitation) those set forth in the prospectus filed with the SEC as part of GM’s Registration Statement on Form S-4 dated April 27, 2009 (as amended and/or supplemented), as well as GM’s Tender Offer Statement on Schedule TO dated April 27, 2009 (as amended and/or supplemented). To better understand these risks and uncertainties, holders of notes and other readers are encouraged to read carefully the Exchange Offer Documents (as amended and/or supplemented), GM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 which was filed March 5, 2009, GM’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 which was filed on May 8, 2009, GM’s Current Report on Form 8-K filed on May 13, 2009 and other GM filings with the SEC, all of which can be accessed free of charge at the websites of the SEC (www.sec.gov) and GM (at http://www.gm.com/corporate/investor_information).

General Motors Corp. (NYSE: GM), one of the world’s largest automakers, was founded in 1908, and today manufactures cars and trucks in 34 countries. With its global headquarters in Detroit, GM employs 243,000 people in every major region of the world, and sells and services vehicles in some 140 countries. In 2008, GM sold 8.35 million cars and trucks globally under the following brands: Buick, Cadillac, Chevrolet, GMC, GM Daewoo, Holden, Hummer, Opel, Pontiac, Saab, Saturn, Vauxhall and Wuling. GM’s largest national market is the United States, followed by China, Brazil, the United Kingdom, Canada, Russia and Germany. GM’s OnStar subsidiary is the industry leader in vehicle safety, security and information services. More information on GM can be found at www.gm.com.

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Media inquiries:

Julie M. Gibson

GM Financial Communications

212.418.6381

Julie.m.gibson@gm.com

Nelson Silveira

Manager, GM Europe Corporate Communications

+41 44 828 2515

nelson.silveira@gm.com

Investor inquiries:

D.F. King

In North America: 800.769.7666

In Europe: 00 800 5464 5464

gm@dfking.com

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